

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2016

Via E-Mail
Stephen R. Scherger
Chief Financial Officer
Graphic Packaging Holding Company
1500 Riveredge Parkway, Suite 100
Atlanta, Georgia 30328

> **Re: Graphic Packaging Holding Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 12, 2016**
> **File No. 001-33988**

Dear Mr. Scherger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 16. Business Segment and Geographic Area Information, page 82

1. We note that sales for the Paperboard Mills segment reported under this note represent the sale of paperboard to external customers, net of intercompany sales.   However, this presentation appears inconsistent with the presentation in your Form 10-Q for quarterly period ended September 30, 2015, which was based on gross, or transfer, pricing. This presentation also appears inconsistent with your response dated March 13, 2015 which indicates, in part, that the primary operating measures used by the CODM to assess performance and allocate resources utilizes transfer pricing determined during the annual budget process.

SFAS ASC paragraph 280-10-50-27 indicates that the amount of each segment item reported shall be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segment and assessing its performance. Additionally, SFAS ASC paragraph 280-10-55-11 indicates that, under the management approach, the amounts used by management are the amounts that are required to be disclosed; adjusting those amounts for any reason is not permitted. Accordingly, revise your presentation to include measures of segment revenues, expenses and profit or loss that are consistent with amounts used by your CODM, without adjustment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Brad Skinner for

Karl Hiller
Branch Chief